Exhibit 3.159

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:23 AM 09/05/2014
FILED 11:19 AM 09/05/2014
SRV 141145718 - 5598095 FILE

CERTIFICATE OF FORMATION
OF
NRG HQ DG LLC

1.                                      Name: The name of the limited liability company is NRG HQ DG LLC.

2.                                      Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.                                      Organizer: The name and address of the sole organizer of the limited liability company is Lynne P. Wittkamp, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG HQ DG LLC this 5th day of August, 2014.

/s/ Lynne P. Wittkamp
Lynne P. Wittkamp
Authorized Person